UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC FILE NUMBER: 000-22430
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K  ☐ Form 20-F   ☐ Form 11-K   ☑ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR    ☐ Form N-CSR
For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Asyst Technologies, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

46897 Bayside Parkway

Address of Principal Executive Office (Street and Number)

Fremont, California 94538

City, State and Zip Code
PART II
RULES 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Asyst Technologies, Inc. is unable to file timely its Form 10-Q for its fiscal quarter ended June 30, 2006, without unreasonable effort or expense, for the reasons announced in its press release issued on August 3, 2006, and summarized below.
As announced on July 31, 2006, and summarized in our press release issued August 3, 2006, the company is not in a position to report financial results or file its Form 10-Q for the fiscal first quarter ended June 30, 2006, or file its Form 10-K for the fiscal year ended March 31, 2006, until a special committee of independent directors completes its previously announced inquiry into the company’s past stock option grants and practices, and we complete the related accounting review. The special committee will make every effort to complete its inquiry as soon as practicable. The company is not in a position to file its quarterly report on Form 10-Q for the fiscal first quarter ended June 30, 2006 within the prescribed time period for the filing of such Form 10-Q (including the extension under Rule 12b-25).
As announced previously, preliminary information obtained in this inquiry indicates instances where incorrect measurement dates were used for financial accounting purposes for certain stock option grants in prior years. Once the special committee completes its inquiry, it may determine that the financial impact is material to certain prior fiscal periods and, in such cases, the company would be required to record additional non-cash charges for stock-based compensation expense and the resulting tax effects.
Although the company has not yet begun its assessment of the impact of the stock option investigation on its internal control over financial reporting, to the extent accounting adjustments are identified as a result of this inquiry, the company will also be required to evaluate the effect on its internal control over financial reporting. As a result, depending on the outcome of the inquiry it is possible that the company could conclude that additional material weaknesses in internal control over financial reporting exist as of June 30, 2006.
Except for statements of historical fact, the statements in this form are forward-looking. The forward-looking statements include statements regarding the expected time of completion of the special committee’s inquiry and the intended date of filing and content of the company’s Annual Report on Form 10-K and fiscal first quarter report on Form 10-Q. The forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. These factors include, but are not limited to: uncertainties relating to the time needed for our special committee of independent directors to complete its inquiry into our past stock option grants and practices; uncertainties related to the time required for our auditors to review the results of the special committee’s inquiry; uncertainty as to whether the final resolution of previously announced matters could relate to historical financial statements, and could require a restatement of such financial statements; uncertainties relating to our ability to determine, complete and timely file a restatement of prior period financial statements; uncertainties relating to the time needed by our independent auditors to complete their audit of our financial statements and review of the Form 10-K for our fiscal year 2006, and review of Form 10-Q for our fiscal first quarter ended June 30, 2006; uncertainty whether delays in filing our Form 10-K for our fiscal year 2006, or periodic reports for subsequent reporting periods, could result in de-listing of our common stock from the NASDAQ Global Market and uncertainties that may be associated with the hearing we have requested or appeals that seek to avoid de-listing for failure to file timely periodic reports with the SEC; uncertainty that these or other matters could comprise a material weakness in the company’s internal control over financial reporting, which could prevent the company from timely meeting its future reporting requirements or obligation to maintain effective internal control; volatility in our stock price pending resolution of or resulting from the matters discussed above; the impact of lawsuits or other proceedings initiated in relation to the matters discussed above or the company’s prior stock option practices; the outcome of the previously announced SEC and Department of Justice inquiries; uncertainty whether fees and expenses associated with the special committee and governmental inquiries, NASDAQ hearing, accounting review, lawsuits, or other matters arising from the company’s prior stock option practices could be material in any reporting period; requests by current or former officers and directors of the company for indemnification or advancement or reimbursement of fees and expenses; distraction of management’s attention from our operations; and other factors more fully detailed in the company’s annual report on Form 10-K for the year ended March 31, 2005, and other reports filed with the Securities and Exchange Commission.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James D. Wheat	510	661-5000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☑ Asyst has not yet filed its Form 10-K for the fiscal year ended March 31, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consolidated net sales for the quarter ended June 30, 2006, were $117 million, up from $110 million in the prior sequential quarter and approximately even with net sales for the quarter ended June 30, 2005. Because the special committee inquiry referred to above is not complete, but preliminary information obtained in this inquiry indicates instances where incorrect measurement dates were used for financial accounting purposes for certain stock option grants in prior years, Asyst is not in a position to estimate results of operations at this date.
Asyst Technologies, Inc.
(Name of Registrant, as Specified in its Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2006	By:	/s/ Steve Debenham
Steve Debenham
Vice President, Secretary, and General Counsel

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